Exhibit 99.2

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 8 April 2005 that on 7 April 2005 the following Director purchased Ordinary Shares in the Company at a price of 129.50 pence per share under the Cable & Wireless Share Purchase Plan: –

Rob Rowley – 97 Ordinary Shares